GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278



CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z



Our Ref: GCSS-EL/0082/05/LTR

17 January 2005



The U.S. Securities & Exchange Comm
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy of the announcement dated 12 January 2005 (*S$700,000,000 Medium Term Note Programme : Series No. 026 for S$30,000,000 2.2% per annum Unsecured Fixed Rate Notes Due 2005*).

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) *(By Fax Only)*

Ms Catherine Loh (without enclosures)

dlw 1/26

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
www.cdl.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	12-Jan-2005 17:41:18
Announcement No.	00049

>> Announcement Details

The details of the announcement start here ...

Announcement Title * S$700,000,000 Medium Term Note Programme (the "Programme") : Series No. 026 for S$30,000,000 2.20% per annum Unsecured Fixed Rate Notes Due 2005

Description

We refer to the S$30,000,000 in principal amount of Unsecured Fixed Rate Notes Due 2005 (the "Series No. 026 Notes") of City Developments Limited (the "Issuer") issued pursuant to the Programme on 27 January 2003 and listed on the Singapore Exchange Securities Trading Limited.

Pursuant to Rule 747 of the Listing Manual, we hereby announce that the maturity date of the Series No. 026 Notes is 27 January 2005 and the Series No. 026 Notes will accordingly be redeemed and cancelled on 27 January 2005 by the Issuer.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

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